UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FEG ABSOLUTE ACCESS FUND LLC

(Name of Subject Company (Issuer))

FEG ABSOLUTE ACCESS FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kevin J. Conroy

FEG Absolute Access Fund LLC

201 East Fifth Street, Suite 1600

Cincinnati, OH 45202

(888) 268-0333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700

August 26, 2020

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$43,000,000(a)	Amount of Filing Fee:	$5,581.40(b)

(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,581.40
Form or Registration No.:	SC TO-I
Filing Party:	FEG Absolute Access Fund LLC
Date Filed:	August 26, 2020

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on August 26, 2020, by FEG Absolute Access Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company units ("Units") in the Fund in an aggregate amount up to $43,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 26, 2020.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Units in the Fund ("Members") that desired to tender their Units, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on September 25, 2020.

2. As of September 25, 2020, one (1) Member validly tendered its Units and did not withdraw such tender prior to the expiration of the Offer. This resulted in the Offer being oversubscribed. Due to the oversubscription, 57% of tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Units tendered and accepted by the Fund pursuant to the Offer was calculated as of December 31, 2020 in the amount of $35,244,544.

4. The payment of the purchase price of the Units or portions of Units tendered was made to each Member whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. One (1) Member, whose tender was accepted for purchase by the Fund, did not tender all of its Units in the Fund; therefore, pursuant to the promissory notes issued to the Member, the Fund paid the Member 100% of the unaudited net asset value of the portion of the Units tendered by the tendering Member and purchased by the Fund as of December 31, 2020. Cash payment in the amount of the unaudited net asset value of the portion of the Units tendered was wired to the account designated by the tendering Member in its Letter of Transmittal on February 1, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FEG ABSOLUTE ACCESS FUND LLC

By:	/s/ Kevin J. Conroy
Name:	Kevin J. Conroy
Title:	President

May 27, 2021